UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: January 31, 2006
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

International Bancshares Corporation

(Name of Issuer)

Common Stock, Par Value $1.00

(Title of Class of Securities)

459044 103

(CUSIP Number)

Cary Plotkin Kavy, Esq.

Cox Smith Matthews Incorporated

112 E. Pecan Street, Suite 1800

San Antonio, Texas  78205

(210) 554-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459044 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Antonio R. Sanchez, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,192,074

	8.	Shared Voting Power 1,618,389

	9.	Sole Dispositive Power 10,192,074

	10.	Shared Dispositive Power 1,618,389

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,810,463

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.54%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 7 to Schedule 13D (the “Amended Statement”) relating to common stock, par value $1.00 per share, of International Bancshares Corporation is filed as an amendment to the original Schedule 13D, as amended, of Antonio R. Sanchez, Jr. (the “Statement”) and should be read in conjunction therewith.  The Statement is amended only to the extent provided herein.

Item 1.	Security and Issuer

This Amended Statement relates to the Common Stock, par value $1.00 per share (“Common Stock”), of International Bancshares Corporation, a Texas corporation (the “Issuer”).  The Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934.

The principal executive offices of the Issuer are located at 1200 San Bernardo, Laredo, Texas  78040.

Item 2.	Identity and Background

(a)        This amended statement is being filed by Antonio R. Sanchez, Jr. (“Mr. Sanchez”).

(b)        Mr. Sanchez’s business address is P.O. Box 2986, Laredo, Texas  78044-2986.

(c)        Mr. Sanchez is employed by Sanchez Oil and Gas Corporation, whose address is P.O. Box 2986, Laredo, Texas 78044-2986.

(d)        During the last five years, Mr. Sanchez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, Mr. Sanchez was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Mr. Sanchez is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
No material changes.

Item 4.	Purpose of Transaction

In February, 2005, the G.M. Sanchez GRAT Remainder Trust (of which Mr. Sanchez is Trustee) transferred, as a trust distribution, 131,259 shares of Common Stock to the RAS/KVS Trusts Investment Partnership L.P. (the “R/K Partnership”).  Mr. Sanchez is a manager of the limited liability company that serves as the general partner of the R/K Partnership.

On February 24, 2005, the Alicia M. Sanchez Charitable Lead Annuity Trust (of which Mr. Sanchez is Trustee) transferred, as a trust distribution, 249,428 shares of Common Stock to the Sanchez Foundation (of which Mr. Sanchez is a Director).

On May 20, 2005, Santig, Ltd. sold 250,000 shares of Common Stock in an open market transaction at a price of $33.50 per share.  A corporation wholly-owned by Mr. Sanchez, and of which he is President and Chairman of the Board, is the general partner of Santig, Ltd.

On May 20, 2005, R/K Partnership sold 50,000 shares of Common Stock in an open market transaction at a price of $33.50 per share.

On May 31, 2005, the Issuer paid a 25% stock dividend to shareholders of record as of May 2, 2005.  As a result the number of shares beneficially owned by Mr. Sanchez increased accordingly.

On December 22, 2005, Mr. Sanchez ceased to be co-trustee of the Kelsey V. Stewart Exempt Trust, the Richard A. Stewart Exempt Trust, the Kelsey V. Stewart Non-Exempt Trust and the Richard A. Stewart Non-Exempt Trust, which in the aggregate held 305,042 shares of Common Stock, and, therefore, such shares are no longer included in the number of shares being reported as beneficially owned by Mr. Sanchez.

On February 6, 2006, the A.R. Sanchez, Jr. GRAT Remainder Trust (of which Mr. Sanchez is Trustee) sold 202,755 shares of Common Stock to the Issuer pursuant to the Issuer’s repurchase program at a price of $27.7742 per share.

On February 6, 2006, the Estate of Alicia M. Sanchez, deceased, sold 197,245 shares of Common Stock to the Issuer pursuant to the Issuer’s repurchase program at a price of $27.7742 per share.  Mr. Sanchez is the executor of the Estate.

A description of Mr. Sanchez’s resulting beneficial ownership, after giving effect to the foregoing, is set forth in Item 5 below.  The shares beneficially owned by Mr. Sanchez are held for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a)        Mr. Sanchez beneficially owns an aggregate of 11,810,463 shares of Common Stock, which shares represent 18.54% of the outstanding Common Stock of the Issuer.  The current interest of Mr. Sanchez in the Common Stock of the Issuer is as follows:

Holder	Number of Shares	Percentage	Type of Beneficial Ownership
A.R. Sanchez, Jr.	2,681,420	4.21%	Direct
1988 Trust No. 1	651,128	1.02	Trustee
1988 Trust No. 2	651,128	1.02	Trustee
1988 Trust No. 3	651,128	1.02	Trustee
1988 Trust No. 4	651,128	1.02	Trustee
Estate of Alicia M. Sanchez, deceased	1,953,614	3.07	Executor
A.R. Sanchez, Jr. GRAT Remainder Trust	195,773	0.31	Trustee
Kelsey V. Stewart GRAT Remainder Trust	432,003	0.68	Co-Trustee
R.A. Stewart GRAT Remainder Trust	431,997	0.68	Co-Trustee
Santig, Ltd.	2,014,988	3.16	Through general partner
Sanchez Family Foundation	321,913	0.51	Director
RAS/KVS Trusts Investment Partnership L.P.	432,476	0.68	Through general partner
Alicia M. Sanchez Charitable Lead Annuity Trust	713,215	1.12	Trustee
A.R. Sanchez, Jr. Non-Exempt Trust	28,552	0.04	Trustee

Total	11,810,463	18.54%

(b)        Mr. Sanchez has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held directly by him.  Mr. Sanchez has sole power to vote the shares of Common Stock held by SANTIG, Ltd.  Mr. Sanchez has shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by the Sanchez Family Foundation, the RAS/KVS Trusts Investment Partnership L.P. and each of the trusts for which he is co-trustee, and he has sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by each of the trusts for which he is the sole trustee.

(c)        During the past sixty days, Mr. Sanchez has not effected any transactions in the Common Stock except the transactions described in Item 4 above.

(d)        Except as described above with respect to shares held by any trust, partnership or foundation, with respect to which various other parties have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such entity, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by Mr. Sanchez.

(e)        Not applicable.

The filing of this Statement shall not be construed as an admission that Mr. Sanchez is the beneficial owner of any securities covered by this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No material changes.

Item 7.	Material to Be Filed as Exhibits
None.

[Remainder of page intentionally left blank.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2006
Date
/s/ Antonio R. Sanchez, Jr.
Signature
ANTONIO R. SANCHEZ, JR.
Name/Title

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001)